Exhibit 99.56

            [Letterhead of Seigfreid, Bingham, Levy, Selzer & Gee]

                                                           May 2, 1997


BY FAX (556-2572) AND U.S. MAIL

Ms. Jeannie Sell Latz
Kansas City Power & Light Co.
1201 Walnut
P.O. Box 418679
Kansas City, MO 64141-9679

Dear Jeannie:

      We are writing in response to your April 14, 1997 letter denying ADT Investments II, Inc. ("ADT") a list of shareholders of Kansas City Power & Light Co. ("KCP&L") and other related information pursuant to Section
351.215 of the Missouri General and Business Corporation Law and Article VII of KCP&L's Bylaws.

      Before resorting to litigation to resolve this matter, we wanted to make sure that there is no confusion concerning the purpose of ADT's request. ADT's purpose in requesting the information is to communicate with KCP&L's shareholders at or before the May 22, 1997 annual meeting concerning (i) the proposed merger between KCP&L and Western Resources, Inc. ("Western") and (ii) Western's hostile share exchange offer for ADT Ltd. These transactions pose substantial risk to shareholder values and raise serious questions about whether current KCP&L management is acting in the best interests of the shareholders they represent. These issues are obviously relevant to the election of new management at the annual meeting.

      We believe that Western's dividends, debt ratings and earnings per share are all jeopardized by the proposed transactions. Because KCP&L shareholders will ultimately become shareholders of Western if the KCP&L-Western merger is consummated, we believe that it is entirely appropriate that KCP&L's shareholders be fully informed on these issues prior to the company's annual meeting.

      ADT also agrees to not publicly disclose any of the shareholder information and to use it only for the purposes stated above.

      As you know, Missouri law allows you to refuse a shareholder's request for information only if you can prove the request is for an evil or unlawful purpose. State ex rel Kennedy v. Continental Boiler Works, Inc. 807 SW2d 164 (Mo. App. E.D. 1991). With ADT's stated purposes for the information and its assurances the information will not be publicly disclosed, KCP&L has no lawful basis for refusing to produce the list.

      Please advise me at 421-4460 by 12:00 noon on Monday, May 5 whether KCP&L will provide the information requested in ADT's April 10, 1997 letter to you. Because the annual meeting is rapidly approaching, if we do not hear from you by then, we will be forced to consider immediately filing an action in Circuit Court and scheduling depositions and a hearing before the Court.


                                        Very truly yours,

                                        SEIGFREID, BINGHAM, LEVY,
                                          SELZER & GEE, P.C.

                                        /s/ James C. Tilden
                                        ----------------------------
                                        James C. Tilden

JTC: cme
cc:  Robert J. Bjerg